

Mail Stop 4628

July 31, 2017

Darron M. Anderson
President and Chief Executive Officer
Ranger Energy Services, Inc.
800 Gessner Street, Suite 1000
Houston, TX 77024

      Re: **Ranger Energy Services, Inc.**
              Registration Statement on Form S-1
              Response Dated July 25, 2017
              File No. 333-218139

Dear Mr. Anderson:

We have reviewed your July 25, 2017 response to our comment letter, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2017 letter.

General

Prospectus Summary, page 1

Recent Developments, page 9

Preliminary Financial and Operating Results, page 10

1.   We see that you have disclosed various measures of revenues and rig hours for the quarter ended June 30, 2017, including change in revenues for two segments and comparisons between this activity and the preceding quarter, also the corresponding

quarter of the prior year. However, you describe the measures as "preliminary estimates" and "forecasted financial information." You disclose that you have not completed your normal reporting processes with respect to these amounts and explain that once you review the information the figures could require adjustments that are material. You also explain that your auditors have not performed any procedures with respect to the forecasted financial information. We note that you have not provided any corresponding figures of income or earnings per share.

Please address the guidance in Item 10(b) of Regulation S-K, particularly as it relates to inferences that may arise when revenues are disclosed without a corresponding measure of income or earnings per share. Given the uncertainties and possibility of material adjustments prevailing in advance of competing your review, also clarify the timeline for any additional procedures necessary to establish a reasonable basis for the disclosure, and to provide incremental financial measures to address the aforementioned guidance in advance of requesting effectiveness.

Unaudited Pro Forma Condensed Financial Statements

Note 3 – Unaudited Pro Forma Condensed Balance Sheet Adjustments and Assumptions

2.   We note that although (d) has been referenced for an adjustment to cash related to the offering, the details provided do not clearly correspond. Please reconcile between the details and the adjustment and explain why $9.9 million in related party debt is shown as part of the offering related adjustment.

3.   We note that within the use of proceeds disclosure on page 57, you indicate that Ranger LLC will use some of the proceeds to "…acquire high-spec well service rigs, including pursuant to the NOV Purchase Agreement." The table in note (d) does not include a line item for these purchases. Please disclose how this purchase of rigs has been considered in preparing the pro forma balance sheet and explain your rationale.

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Karina V. Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources